Filed Pursuant to Rule 424(b)(2)
File Number 333-178091

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock, par value $0.001 per share	2,857,143 shares	$70.00	$200,000,010.00	$22,920.00

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”).

PROSPECTUS

Issued November 21, 2011

2,857,143 SHARES

COMMON STOCK

Netflix, Inc. is offering 2,857,143 shares of its common stock, par value $0.001 per share.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “NFLX.” On November 21, 2011, the last reported sale price of our common stock was $74.47 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

PRICE $70.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us (before expenses)
Per share	$70.00	$0	$70.00
Total	$200,000,010.00	$0	$200,000,010.00

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about November 28, 2011.

MORGAN STANLEY	J.P. MORGAN

November 21, 2011

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where such offer or sale of securities would be unlawful. You should not assume that the information in this prospectus, including any information incorporated by reference or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, is accurate as of any date other than their respective dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

Information contained on our website does not constitute part of this prospectus.

In this prospectus, “Netflix,” “the Company,” “we,” “us,” “our,” or similar words refer to Netflix, Inc. and its consolidated subsidiaries.

-i-

SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus and the documents incorporated by reference carefully including the “Risk Factors” on page 4 of this prospectus and our consolidated financial statements and the related notes and other documents incorporated by reference.

NETFLIX, INC.

We are the world’s leading Internet subscription service for enjoying TV shows and movies. Our subscribers can instantly watch unlimited TV shows and movies streamed over the Internet to their TVs, computers and mobile devices and in the United States, our subscribers can receive standard definition DVDs, and their high definition successor, Blu-ray discs (collectively referred to as “DVD”) delivered quickly to their homes.

Our core strategy is to grow our streaming subscription business domestically and globally. We are continuously improving the customer experience, with a focus on expanding our streaming content, enhancing our user interface and extending our streaming service to even more Internet-connected devices, while staying within the parameters of our contribution profit targets. In the past, we have focused on operating margin targets. Going forward, we will be operating within the parameters of contribution profit targets for each of our operating segments. Contribution profit is defined as revenue less cost of revenues and marketing expenses.

We are a pioneer in the Internet delivery of TV shows and movies, launching our streaming service in 2007. Since this launch, we have developed an ecosystem of Internet-connected devices and have licensed increasing amounts of content that enable consumers to enjoy TV shows and movies directly on their television sets, computers and mobile devices. As a result of these efforts, we have experienced growing consumer acceptance of and interest in the delivery of TV shows and movies directly over the Internet. We believe that the DVD portion of our service will be a fading differentiator to our streaming success and that offering separate streaming and DVD by mail services will help us prosper in streaming while allowing us to also renew focus on DVDs by mail.

In September 2010, we began international operations by offering an unlimited streaming plan without DVDs in Canada. In September 2011, we expanded our international offering of unlimited streaming without DVDs to Latin America and the Caribbean. We recently announced plans to launch our service in the UK and Ireland starting in Q1 of 2012. We anticipate significant contribution losses in the International segment in 2011 and 2012. After launching in the UK and Ireland, we will pause on opening new international markets.

In July 2011, we introduced DVD only plans and separated the unlimited DVDs by mail and unlimited streaming into separate plans. This resulted in a price increase for our members who were taking a combination of both our unlimited DVDs by mail and unlimited streaming services. We made a subsequent announcement during the quarter concerning the rebranding of our DVD by mail service as Qwikster and the separation of the Qwikster and Netflix websites. The consumer reaction to the price change, and to a lesser degree, the branding announcement, was very negative, leading to significant customer cancellations and a decline in gross subscriber additions. We subsequently retracted our plans to rebrand our DVD by mail service and separate the DVD by mail and streaming websites. If we do not reverse the negative consumer sentiment toward our brand, and if we continue to experience significant customer cancellations and a decline in subscriber additions, our results of operations including our cash flow will be adversely impacted.

Consistent with our Q4 guidance, our domestic streaming and DVD gross cancellations continued to steadily decline in October and the first half of November, while gross additions of new streaming subscribers remained strong. As a result, consistent with our prior guidance, we continue to expect our domestic streaming net additions to be about flat for November as a whole and strongly positive for December. We expect that consolidated quarterly revenue will be relatively flat until we can achieve positive net subscriber additions. As a result of the relatively flat consolidated revenues and previously announced increased investment in our International segment, we expect to incur consolidated net losses for the year ending December 31, 2012. We cannot assure you that our domestic streaming cancellations will continue to decline or that gross new additions will remain strong. If we are unable to repair the damage to our brand and reverse negative subscriber growth, our business, results of operations, including cash flows, and financial condition will continue to be adversely affected.

On November 21, 2011, we entered into a Note Purchase Agreement with funds affiliated with Technology Crossover Ventures, or TCV, related to the proposed issuance of $200.0 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due 2018 (the “Convertible Notes”). See our Current Report on Form 8-K filed November 21, 2011 incorporated by reference in this prospectus.

An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 and incorporated by reference in this prospectus.

We were incorporated in Delaware in August 1997 and completed our initial public offering in May 2002. Our principal executive offices are located at 100 Winchester Circle, Los Gatos, California 95032, and our telephone number is (408) 540-3700. We maintain a website at www.netflix.com. The contents of our website are not incorporated in, or otherwise to be regarded as part of, this prospectus.

THE OFFERING

Common stock offered	2,857,143 shares

Common stock to be outstanding after the offering	55,361,234 shares

Use of proceeds	We estimate that the net proceeds from this offering, after deducting offering expenses payable by us of approximately $350,000, will be approximately $199.7 million.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. From time to time we evaluate potential acquisitions of or investment in businesses, technologies, or products that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

Risk Factors	See “Risk Factors” contained and incorporated by reference in this prospectus for important information regarding us and an investment in our common stock.

NASDAQ symbol for our common stock	NFLX

The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of September 30, 2011, and excludes:

•	2,611,615 shares of common stock issuable upon the exercise of options outstanding at September 30, 2011, at a weighted average exercise price of $63.55 per share;

•	1,697,028 shares of common stock available under our 2002 Stock Plan at September 30, 2011 reserved for future awards; and

•	5,700,000 shares of common stock available under our 2011 Stock Plan at September 30, 2011 reserved for future awards.

RISK FACTORS

Before you invest in our common stock, you should carefully consider the following risks, in addition to the other information contained and incorporated by reference in this prospectus. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

If we are unable to recover from the negative consumer reaction to our price change and other announcements made during the third quarter of 2011, our business will be adversely affected.

In the third quarter of 2011, we made a series of announcements regarding our business, including the separation of our unlimited DVD by mail and unlimited streaming plans with a corresponding price change for some of our customers, the rebranding of our DVD by mail service, and the subsequent retraction of our plans to rebrand our DVD by mail service. Consumers reacted negatively to these announcements, adversely impacting our brand and resulting in higher than expected customer cancellations and a decline in net subscriber additions. These adverse effects, coupled with the increasingly long-term and fixed-cost nature of our content acquisition licenses, will likely continue to have an adverse impact on our results of operations. If we are unable to repair the damage to our brand and reverse negative subscriber growth within our domestic segment, our results of operations, including cash flow, will be adversely affected.

If our efforts to attract and retain subscribers are not successful, our business will be adversely affected.

We have experienced significant subscriber growth over the past several years. Our ability to continue to attract subscribers will depend in part on our ability to consistently provide our subscribers with a valuable and quality experience for selecting and viewing TV shows and movies. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain subscribers. Competitors include multichannel video programming distributors (MVPDs) with free TV Everywhere and video-on-demand (VOD) content, Internet movie and TV content providers, including both those that provide legal and illegal (or pirated) entertainment video content, entertainment video retail stores and DVD rental outlets and kiosk services. If consumers do not perceive our service offering to be of value, or if we introduce new or adjust existing services that are not favorably received by them, we may not be able to attract subscribers. In addition, many of our subscribers are rejoining our service or originate from word-of-mouth advertising from existing subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to attract subscribers, and as a result, our ability to maintain and/or grow our business will be adversely affected. Subscribers cancel their subscription to our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, availability of content is limited, DVD delivery takes too long, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new subscribers both to replace subscribers who cancel and to grow our business beyond our current subscriber base. If too many of our subscribers cancel our service, or if we are unable to attract new subscribers in numbers sufficient to grow our business, our operating results will be adversely affected. If we are unable to successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, our business will be adversely affected. Further, if excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these subscribers with new subscribers.

If we are unable to compete effectively, our business will be adversely affected.

The market for entertainment video is intensely competitive and subject to rapid change. New technologies and evolving business models for delivery of entertainment video continue to develop at a fast pace. The growth of Internet-connected devices, including television sets, Blu-ray players and mobile devices has increased the consumer acceptance of Internet delivery of entertainment video. Through these new and existing distribution channels, consumers are afforded various means for consuming entertainment video. The various economic models underlying these differing means of entertainment video delivery include subscription, pay-per-view, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Several competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing. New entrants may enter the market with unique service offerings or approaches to providing entertainment video and other companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully or profitably compete with current and new competitors, programs and technologies, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

Changes in consumer viewing habits, including more widespread usage of TV Everywhere, VOD or other similar on demand methods of entertainment video consumption could adversely affect our business.

The manner in which consumers view entertainment video is changing rapidly. Digital cable, wireless and Internet content providers are continuing to improve technologies, content offerings, user interface, and business models that allow consumers to access entertainment video on demand with interactive capabilities including start, stop and rewind. The devices through which entertainment video can be consumed are also changing rapidly. Today, content from cable service providers may be viewed on laptops and content from Internet content providers may be viewed on televisions. Although we provide our own Internet-based delivery of content allowing our subscribers to stream certain TV shows and movies to their Internet-connected televisions and other devices, if other providers of entertainment video address the changes in consumer viewing habits in a manner that is better able to meet content distributor and consumer needs and expectations, our business could be adversely affected.

If we are not able to manage our growth, our business could be adversely affected.

We have expanded rapidly since we launched our website in April 1998. We are currently engaged in an effort to expand our operations internationally, grow our streaming service with new content and across more devices, as well as continue to operate our DVD service within the United States. Many of our systems and operational practices were implemented when we were at a smaller scale of operations and solely focused on domestic DVD operations. As we undertake all these changes, if we are not able to manage the growing complexity of our business, including improving, refining or revising our legacy systems and operational practices, our business may be adversely affected.

If the market segment for consumer paid commercial free Internet streaming of TV shows and movies saturates, our business will be adversely affected.

The market segment for consumer paid commercial free Internet streaming of TV shows and movies has grown significantly. Much of the increasing growth can be attributed to the ability of our subscribers to stream TV shows and movies on their TVs, computers and mobile devices. A decline in our rate of growth could indicate that the market segment for online subscription-based entertainment video is beginning to saturate. While we believe that this segment will continue to grow for the foreseeable future, if this market segment were to saturate, our business would be adversely affected.

If our efforts to build strong brand identity and improve subscriber satisfaction and loyalty are not successful, we may not be able to attract or retain subscribers, and our operating results may be adversely affected.

We must continue to build and maintain strong brand identity. We believe that strong brand identity will be important in attracting subscribers who may have a number of choices from which to obtain entertainment video. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract subscribers may be adversely affected. From time to time, our subscribers express dissatisfaction with our service, including among other things, our title availability, inventory allocation, delivery processing and service interruptions. Furthermore, third-party devices that enable instant streaming of TV shows and movies from Netflix may not meet consumer expectations. To the extent dissatisfaction with our service is widespread or not adequately addressed, our brand may be adversely impacted and our ability to attract and retain subscribers may be adversely affected. With respect to our planned international expansion, we will also need to establish our brand and to the extent we are not successful, our business in new markets would be adversely impacted.

If we are unable to manage the mix of subscriber acquisition sources, our subscriber levels and marketing expenses may be adversely affected.

We utilize a broad mix of marketing programs to promote our service to potential new subscribers. We obtain new subscribers through our online marketing efforts, including paid search listings, banner ads, text links and permission-based e-mails, as well as our active affiliate program. We also engage our consumer electronics partners to generate new subscribers for our service. In addition, we have engaged in various offline marketing programs, including TV and radio advertising, direct mail and print campaigns, consumer package and mailing insertions. We also acquire a number of subscribers who rejoin our service having previously cancelled their membership. We maintain an active public relations program to increase awareness of our service and drive subscriber acquisition. We opportunistically adjust our mix of marketing programs to acquire new subscribers at a reasonable cost with the intention of achieving overall financial goals. If we are unable to maintain or replace our sources of subscribers with similarly effective sources, or if the cost of our existing sources increases, our subscriber levels and marketing expenses may be adversely affected.

If we are unable to continue using our current marketing channels, our ability to attract new subscribers may be adversely affected.

We may not be able to continue to support the marketing of our service by current means if such activities are no longer available to us, become cost prohibitive or are adverse to our business. If companies that currently promote our service decide that we are negatively impacting their business, that they want to compete more directly with our business or enter a similar business or decide to exclusively support our competitors, we may no longer be given access to such marketing channels. In addition, if ad rates increase, we may curtail marketing expenses or otherwise experience an increase in our cost per subscriber. Laws and regulations impose restrictions on the use of certain channels, including commercial e-mail and direct mail. We may limit or discontinue use or support of e-mail and other activities if we become concerned that subscribers or potential subscribers deem such activities intrusive, which could affect our goodwill or brand. If the available marketing channels are curtailed, our ability to attract new subscribers may be adversely affected.

The increasingly long-term and fixed-cost nature of our content acquisition licenses may adversely affect our financial condition and future financial results.

In connection with obtaining content, particularly for streaming content, we typically enter into multi-year, fixed-fee licenses with studios and other distributors. As of September 30, 2011, we had over $3.5 billion in such contractual commitments covering payments due over the next several years. Furthermore, we plan on increasing the level of committed content licensing in anticipation of our service and subscriber base growing. To the extent subscriber and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of these content licensing commitments and our flexibility in planning for, or reacting to changes in our business and the market segments in which we operate could be limited.

If we become subject to liability for content that we distribute through our service, our results of operations would be adversely affected.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that we distribute. We also may face potential liability for content uploaded from our users in connection with our community-related content or movie reviews. If we become liable, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We cannot assure that we are insured or indemnified to cover claims of these types or liability that may be imposed on us.

If studios and other content distributors refuse to license streaming content to us upon acceptable terms, our business could be adversely affected.

Streaming content over the Internet involves the licensing of rights which are separate from and independent of the rights we acquire when obtaining DVD content. Our ability to provide our subscribers with content they can watch instantly therefore depends on studios and other content distributors licensing us content specifically for Internet delivery. The license periods and the terms and conditions of such licenses vary. If the studios and other content distributors change their terms and conditions or are no longer willing or able to license us content, our ability to stream content to our subscribers will be adversely affected. Unlike DVD, streaming content is not subject to the First Sale Doctrine. As such, we are completely dependent on the studio or other content distributor to license us content in order to access and stream content. Many of the licenses provide for the studios or other content distributor to withdraw content from our service relatively quickly. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. In addition, the studios and other content distributors have great flexibility in licensing content. They may elect to license content exclusively to a particular provider or otherwise limit the types of services that can deliver streaming content. For example, HBO licenses content from studios like Warner Bros. and the license provides HBO with the exclusive right to such content against other subscription services, including Netflix. As such, Netflix cannot license certain Warner Bros. content for delivery to its subscribers while Warner Bros. may nonetheless license the same content to transactional VOD providers. If we are unable to secure and maintain rights to streaming content or if we cannot otherwise obtain such content upon terms that are acceptable to us, our ability to stream TV shows and movies to our subscribers will be adversely impacted, and our subscriber acquisition and retention could also be adversely impacted. As streaming content license agreements expire, we must renegotiate new terms which may not be favorable to us. If this happens, the cost of obtaining content could increase and our margins may be adversely affected. As we grow, we are able to spend an increasingly larger amount for the licensing of streaming content. We believe that the streaming content we make available to our subscribers is sufficiently diversified, such that we will not be forced to pay licensing fees for content in excess of our desired operational margins. We believe that any failure to secure content will manifest in lower subscriber acquisition and retention and not in materially reduced margins. Nonetheless, given the multiple-year duration and largely fixed nature of content licenses, if we do not experience subscriber acquisition and retention as forecasted, our margins may be impacted by these fixed content licensing costs. For example, as a result of events over the past several months, we have slower growth than anticipated and our margins will be impacted. During the course of our license relationship, various contract administration issues can arise. To the extent that we are unable to resolve any of these issues in an amicable manner, our relationship with the studios and other content distributors or our access to content may be adversely impacted.

We rely upon a number of partners to offer instant streaming of content from Netflix to various devices.

We currently offer subscribers the ability to receive streaming content through their PCs, Macs and other Internet-connected devices, including Blu-ray players and TVs, digital video players, game consoles and mobile devices. We intend to continue to broaden our capability to instantly stream TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments to our streaming content, our ability to grow our business could be adversely impacted. Our agreements with our consumer electronics partners are typically between one and three years in duration and our business could be adversely affected if, upon expiration, a number our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us. Furthermore, devices are manufactured and sold by entities other than Netflix and while these entities should be responsible for the devices’ performance, the connection between these devices and

Netflix may nonetheless result in consumer dissatisfaction toward Netflix and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our subscribers use and enjoyment could be negatively impacted.

If the popularity of the DVD format continues to slow or if the retail sales prices of DVDs decline, our business could be adversely affected.

Although the growth of DVD sales continues to slow, we believe that the DVD will continue to be a valuable consumer proposition and studio profit center for the next several years. As DVD sales begin to decline, studios and other resellers may significantly lower prices to encourage consumers to continue to utilize the format. Unless we are successful at retaining our subscribers with our streaming offerings, a decline in the popularity of the DVD as indicated by declining sales or a reduction in price leading to consumers purchasing instead of using our service, could result in our business could be adversely affected.

If U.S. Copyright law were altered to amend or eliminate the First Sale Doctrine or if studios were to release or distribute titles on DVD in a manner that attempts to circumvent or limit the affects of the First Sale Doctrine, our business could be adversely affected.

Under U.S. Copyright Law, once a copyright owner sells a copy of his work, the copyright owner relinquishes all further rights to sell or otherwise dispose of that copy. While the copyright owner retains the underlying copyright to the expression fixed in the work, the copyright owner gives up his ability to control the fate of the work once it had been sold. As such, once a DVD is sold into the market, those obtaining the DVD are permitted to re-sell it, rent it or otherwise dispose of it. If Congress or the courts were to change or substantially limit this First Sale Doctrine, our ability to obtain content and then rent it could be adversely affected. By way of example, the Court of Appeals for the 9th Circuit recently ruled that the First Sale Doctrine did not apply to sales of software that contained contractual limitations on resales. To the extent such a ruling were extended to DVD sales, our ability to obtain content for subsequent rental could be adversely impacted. Likewise, if content providers agree to limit the sale or distribution of their content in ways that try to limit the affects of the First Sale Doctrine, our business could be adversely affected. For example, we have entered into agreements with several studios to delay the availability of new release DVDs for rental for a brief period of time following the DVDs release to the retail market and, in connection therewith, these studios have prohibited certain of their wholesalers from selling DVDs to us prior to such availability. Furthermore, certain content owners, from time to time, have established exclusive rental windows with particular outlets. This happened in late 2006 and again in late 2007 when Blockbuster announced arrangements with certain content owners pursuant to which Blockbuster would receive content on DVDs for rental exclusively by Blockbuster. To the extent content is to be distributed exclusively and not to retail vendors or distributors, we could be prevented from obtaining such content, and those or our competitors who access such content could enjoy a corresponding competitive advantage. To the extent the content is also sold to retail vendors or distributors, under current law, we would not be prohibited from obtaining and renting such content pursuant to the First Sale Doctrine. Nonetheless, to the extent content owners do not distribute to us directly or through their wholesalers or otherwise establish exclusive rental windows, it will impact our ability to obtain such content in the most efficient manner and, in some cases, in sufficient quantity to satisfy demand. If such arrangements were to become more commonplace or if additional impediments to obtaining content were created, our ability to obtain content could be impacted and our business could be adversely affected.

Increased availability of new releases of entertainment video to other distribution channels prior to, or on parity with, the release on DVD, coupled with delayed availability of such DVDs through our service, could adversely affect our business.

Except for theatrical release, DVDs currently enjoy a competitive advantage over other distribution channels, such as pay-per-view and VOD, because of the early distribution window on the DVD format. The window for new releases on DVD is generally exclusive against other forms of non-theatrical movie distribution, such as pay-per-view, Internet delivery, premium TV, basic cable and network and syndicated TV. The length of the exclusive window for movie rental and retail sales varies and the order, length and exclusivity of each window for each distribution channel are determined solely by the studio releasing the title. Over the past several years, the major studios have shortened the release windows and have increasingly made new release movies available simultaneously on DVD and VOD. If other distribution channels were to receive priority over, or parity with, DVD, coupled with delayed availability of such DVD through our service, our subscribers might find these other distribution channels of more value than our service and our business could be adversely affected.

Delayed availability of new release DVDs for rental could adversely affect our business.

Our licensing agreements with several studios require that we do not rent new release DVDs until some period of time, typically twenty-eight days after such DVDs are first made available for retail sale. These agreements provide us with less expensive content as well as deeper copy depth than we might otherwise have absent the delay, thus improving both our business and consumer experience. While several competitors have used the delayed availability of DVD content through our service to differentiate their own services, we do not believe that this delayed availability has materially impacted our subscriber growth or satisfaction. Nonetheless, it is possible that the delay in obtaining new release content could impact consumer perception of our service or otherwise negatively impact subscriber satisfaction. Furthermore, if the studios were to increase the period of delay, which some studios have suggested, we may yet experience these impacts, in which case our business could be adversely impacted.

We could be subject to increased costs arising from our acquisition of DVD content and our subscribers’ demand for DVD titles that could adversely affect our operations and financial performance

We obtain DVDs through a mix of revenue sharing agreements and direct purchases. The type of agreement we utilize to acquire DVD content depends on the economic terms we can negotiate as well as studio preferences. If we are unable to negotiate favorable terms to acquire the DVDs our operating margins may be adversely affected. Furthermore, during the course of our agreements, various contract administration issues can arise. To the extent that we are unable to resolve any of these issues in an amicable manner, our relationship with the studios and distributors or our access to content may be adversely impacted. Direct purchase of DVDs requires us to be able to accurately forecast demand in order to ensure that we have enough copies of a title to satisfy but not exceed demand so that our subscriber satisfaction is not negatively impacted. However, if we purchase excess copies of a title or experience an increase in usage of a title without a corresponding increase in subscriber retention and growth, our content and fulfillment costs will increase disproportionately to revenues thus adversely affecting our operating results. Our content costs as a percentage of revenues can also increase if our subscribers select titles that were acquired under more expensive revenue share arrangements more often than they select other titles acquired through direct purchase or lower cost revenue share arrangements.

Any significant disruption in our computer systems or those of third-parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Subscribers and potential subscribers access our service through our website or their TVs, computers or mobile devices. Our reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance of our computer systems and those of third-parties that we utilize in our operations. Interruptions in these systems, or with the Internet in general, including discriminatory network management practices, could make our service unavailable or degraded or otherwise hinder our ability to deliver streaming content or fulfill DVD selections. From time to time, we experience service interruptions and have voluntarily provided affected subscribers with a credit during periods of extended outage. Much of our software is proprietary, and we rely on the expertise of our engineering and software development teams for the continued performance of our software and computer systems. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our subscription service to existing and potential subscribers.

Our servers and those of third-parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Our website periodically experiences directed attacks intended to cause a disruption in service. Any attempts by hackers to disrupt our service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation. Our insurance does not cover expenses related to attacks on our website or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Any significant disruption to our service or internal computer systems could result in a loss of subscribers and adversely affect our business and results of operations.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party Internet-based or “cloud” computing services in connection with our business operations. We also utilize third-party content delivery networks to help us stream TV shows and movies in high volume to Netflix subscribers over the Internet. Problems faced by our third-party Web hosting, cloud computing, or content delivery network providers, including technological or business-related disruptions, could adversely impact the experience of our subscribers. In addition, fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. As we do not maintain entirely redundant systems, a disrupting event could result in prolonged downtime of our operations and could adversely affect our business.

We rely upon Amazon Web Services to operate certain aspects of our service and any disruption of or interference with our use of the Amazon Web Services operation would impact our operations and our business would be adversely impacted.

Amazon Web Services, or AWS, provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by AWS. Currently, we run the majority of our computing at AWS. Given this, along with the fact that we cannot easily switch our AWS operations to another cloud provider, any disruption of or interference with our use of AWS would impact our operations and our business would be adversely impacted. While the retail side of Amazon may compete with us, we do not believe that Amazon will use the AWS operation in such a manner as to gain competitive advantage against our service.

If we are unable to effectively utilize our recommendation and merchandising technology, our business may suffer.

Our proprietary recommendation and merchandising technology enables us to predict and recommend titles and effectively merchandise our library to our subscribers. We believe that in order for our recommendation and merchandising technology to function most effectively, it must access a large database of user ratings. We cannot assure that our recommendation and merchandising technology will continue to function effectively to predict and recommend titles that our subscribers will enjoy, or that we will continue to be successful in enticing subscribers to rate enough titles for our database to effectively predict and recommend new or existing titles.

We are continually refining our recommendation and merchandising technology in an effort to improve its predictive accuracy and usefulness to our subscribers. We may experience difficulties in implementing refinements. In addition, we cannot assure that we will be able to continue to make and implement meaningful refinements to our recommendation technology.

If our recommendation and merchandising technology does not enable us to predict and recommend titles that our subscribers will enjoy or if we are unable to implement meaningful improvements, our personal movie recommendation service will be less useful, in which event:

•	our subscriber satisfaction may decrease, subscribers may perceive our service to be of lower value and our ability to attract and retain subscribers may be adversely affected;

•	our ability to effectively merchandise and utilize our library will be adversely affected; and

•	our subscribers may default to choosing titles from among new releases or other titles that cost us more to provide, and our margins may be adversely affected.

We rely heavily on our proprietary technology to stream TV shows and movies and to manage other aspects of our operations, including processing delivery and return of our DVDs to our subscribers, and the failure of this technology to operate effectively could adversely affect our business.

We continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our subscribers. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to maintain and enhance our technology to manage the streaming of TV shows and movies to our subscribers in a timely and efficient manner and/or the processing of DVDs among our shipping centers, our ability to retain existing subscribers and to add new subscribers may be impaired. In addition, if our technology or that of third-parties we utilize in our operations fails or otherwise operates improperly, our ability to retain existing subscribers and to add new subscribers may be impaired. Also, any harm to our subscribers’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

If we experience delivery problems or if our subscribers or potential subscribers lose confidence in the U.S. mail system, we could lose subscribers, which could adversely affect our operating results.

We rely exclusively on the U.S. Postal Service to deliver DVDs from our shipping centers and to return DVDs to us from our subscribers. We are subject to risks associated with using the public mail system to meet our shipping needs, including delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. Our DVDs are also subject to risks of breakage and theft during our processing of shipments as well as during delivery and handling by the U.S. Postal Service. The risk of breakage is also impacted by the materials and methods used to replicate our DVDs. If the entities replicating our DVDs use materials and methods more likely to break during delivery and handling or we fail to timely deliver DVDs to our subscribers, our subscribers could become dissatisfied and cancel our service, which could adversely affect our operating results. In addition, increased breakage and theft rates for our DVDs will increase our cost of acquiring titles.

Increases in the cost of delivering DVDs could adversely affect our gross profit.

Increases in postage delivery rates could adversely affect our gross profit if we elect not to raise our subscription fees to offset the increase. The U.S. Postal Service increased the rate for first class postage on May 12, 2008 to 42 cents and again on May 11, 2009 to 44 cents. It is expected that the U.S. Postal Service will raise rates again in subsequent years in accordance with the powers given the U.S. Postal Service in connection with the 2007 postal reform legislation. The U.S. Postal Service continues to focus on plans to reduce its costs and make its service more efficient. If the U.S. Postal Service were to change any policies relative to the requirements of first-class mail, including changes in size, weight or machinability qualifications of our DVD envelopes, such changes could result in increased shipping costs or higher breakage for our DVDs, and our gross margin could be adversely affected. For example, the Office of Inspector General (“OIG”) at the U.S. Postal Service issued a report in November 2007 recommending that the U.S. Postal Service revise the machinability qualifications for first class mail related to DVDs or to charge DVD mailers who don’t comply with the new regulations a 17 cent surcharge on all mail deemed unmachinable. In addition, a by-mail game rental company filed a complaint with the Postal Regulatory Commission alleging that the U.S. Postal Service unreasonably discriminated against it in favor of Netflix and Blockbuster. To the extent this proceeding was to result in operational or regulatory changes impacting our mail processing, our gross margins and business operations could be adversely affected. Also, if the U.S. Postal Service curtails its services, such as by closing facilities or discontinuing or reducing Saturday delivery service, our ability to timely deliver DVDs could diminish, and our subscriber satisfaction could be adversely affected.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws limiting Internet neutrality, could decrease the demand for our subscription service and increase our cost of doing business. For example, in late 2010, the Federal Communications Commission adopted so-called net neutrality rules intended, in part, to prevent network operators from discriminating against legal traffic that transverse their networks. The rules are likely to be subject to interpretation and legal challenge. To the extent, that these rules are interpreted to enable network operators to engage in discriminatory practices or are overturned by legal challenge, our business could be adversely impacted. As we expand internationally, government regulation concerning the Internet, and in particular, network neutrality, may be nascent or non-existent. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our subscriber acquisition and retention could be negatively impacted. For example, in late 2010, Comcast informed Level 3 Communications that it would require Level 3 to pay for the ability to access Comcast’s network. Given that much of the traffic being requested by Comcast customers is Netflix data stored with Level 3, many commentators have looked to this situation as an example of Comcast either discriminating against Netflix traffic or trying to increase Netflix’s operating costs. Furthermore, to the extent network operators were to create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, companies like Comcast, Time Warner Cable and Cablevision have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours, our business could be negatively impacted.

Privacy concerns could limit our ability to leverage our subscriber data and our disclosure of or unauthorized access to subscriber data could adversely impact our business and reputation.

In the ordinary course of business and in particular in connection with merchandising our service to our subscribers, we collect and utilize data supplied by our subscribers. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws, that limit our ability to use collected data, could have an adverse effect on our business. In addition, if unauthorized access to our subscriber data were to occur or if we were to disclose data about our subscribers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with subscribers would be harmed if our subscriber data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our subscribers, including names and, in many cases, mailing addresses. With respect to billing data, such as credit card numbers, we rely on licensed encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our subscribers’ data. If, despite these measures, we, or our payment processing services, experience any unauthorized intrusion into our subscribers’ data, current and potential subscribers may become unwilling to provide the information to us necessary for them to become subscribers, we could face legal claims, and our business could be adversely affected. Similarly, if a well-publicized breach of the consumer data security of any other major consumer website were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions which could adversely affect our business.

In addition, we do not obtain signatures from subscribers in connection with the use of credit cards by them. Under current credit card practices, to the extent we do not obtain cardholders’ signatures, we are liable for fraudulent credit card transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent credit cards are used on our website to obtain service and access our DVD inventory and streaming. Typically, these credit cards have not been registered as stolen and are therefore not rejected by our automatic authorization safeguards. While we do have a number of other safeguards in place, we nonetheless experience some loss from these fraudulent transactions. We do not currently carry insurance against the risk of fraudulent credit card transactions. A failure to adequately control fraudulent credit card transactions would harm our business and results of operations.

Increases in payment processing fees or changes to operating rules would increase our operating expenses and adversely affect our business and results of operations.

Our subscribers pay for our subscription services predominately using credit cards and debit cards. Our acceptance of these payment methods requires our payment of certain fees. From time to time, these fees may increase, either as a result of rate changes by the payment processing companies or as a result in a change in our business practices which increase the fees on a cost-per-transaction basis. Such increases may adversely affect our results of operations.

We are subject to rules, regulations and practices governing our accepted payment methods, which are predominately credit cards and debit cards. These rules, regulations and practices could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept these payment methods, and our business and results of operations would be adversely affected.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third- parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have filed and from time to time we expect to file for trademark and patent applications. Nevertheless, these applications may not be approved, third-parties may challenge any patents issued to or held by us, third-parties may knowingly or unknowingly infringe our patents, trademarks and other proprietary rights, and we may not be able to prevent infringement without substantial expense to us. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to subscribers and potential subscribers may become confused in the marketplace, and our ability to attract subscribers may be adversely affected.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our website. We use the intellectual property of third-parties in merchandising our products and marketing our service through contractual and other rights. From time to time, third-parties allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

If we are unable to protect our domain names, our reputation and brand could be adversely affected.

We currently hold various domain names relating to our brand, including Netflix.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our service. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable, without significant cost or at all, to prevent third-parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

In the event of an earthquake or other natural or man-made disaster, our operations could be adversely affected.

Our executive offices and data centers are located in the San Francisco Bay Area. We have shipping centers located throughout the United States, including earthquake and hurricane-sensitive areas. Our business and operations could be adversely affected in the event of these natural disasters as well as from electrical blackouts, fires, floods, power losses, telecommunications failures, break-ins or similar events. We may not be able to effectively shift our fulfillment and delivery operations to handle disruptions in service arising from these events. Because the San Francisco Bay Area is located in an earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our executive offices and data centers. We are not insured against any losses or expenses that arise from a disruption to our business due to earthquakes and may not have adequate insurance to cover losses and expenses from other natural disasters.

We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management’s time and attention.

From time to time, we are subject to litigation or claims that could negatively affect our business operations and financial position. As we have grown, we have seen a rise in the number of litigation matters against us. Most of these matters relate to patent infringement lawsuits, which are typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management’s time and attention and could negatively affect our business operations and financial position.

We could be subject to economic, political, regulatory and other risks arising from our international operations.

We offer an unlimited streaming plan without DVDs in Canada, Latin America and, beginning in early 2012 we expect to offer our service in the U.K and Ireland. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from and incremental to those in the United States. In addition to the risks that we face in the United States our international operations involve risks that could adversely affect our business, including:

•	the need to adapt our content and user interfaces for specific cultural and language differences;

•	difficulties and costs associated with staffing and managing foreign operations;

•	management distraction;

•	political or social unrest and economic instability;

•	compliance with U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to government officials;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	unexpected changes in regulatory requirements;

•	less favorable foreign intellectual property laws;

•	adverse tax consequences;

•	fluctuations in currency exchange rates, which could impact revenues and expenses of our international operations and expose us to foreign currency exchange rate risk;

•	profit repatriation and other restrictions on the transfer of funds;

•	differing processing systems as well as consumer use and acceptance of electronic payment methods, such as credit and debit cards;

•	new and different sources of competition;

•	different and more stringent user protection, data protection, privacy and other laws; and

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business, and results of our operations.

We may seek additional capital that may result in stockholder dilution or that may have rights senior to those of our common stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

We issued $200 million in a debt offering in 2009 and may incur additional debt in the future, including our proposed issuance of $200 million aggregate principal amount of Convertible Notes to TCV, which may adversely affect our financial condition and future financial results.

As of September 30, 2011, we have $200 million in 8.50% senior notes outstanding. Risks relating to our long-term indebtedness include:

•

requiring us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate; and

•	limiting our ability to borrow additional funds or to borrow funds at rates or on other terms we find acceptable.

In addition, it is possible that we may need to incur additional indebtedness in the future in the ordinary course of business. The terms of indentures governing our outstanding senior notes allow us to incur additional debt subject to certain limitations. If new debt, including the Convertible Notes, is added to current debt levels, the risks described above could intensify.

The agreements governing our indebtedness contain various covenants that limit our discretion in the operation of our business and also require us to meet certain covenants. The failure to comply with such covenants could have a material adverse effect on us.

The agreements governing our indebtedness contain various covenants, including those that restrict our ability to, among other things:

•	borrow money, and guarantee or provide other support for indebtedness of third-parties including guarantees;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments in entities that we do not control, including joint ventures;

•	enter into certain asset sale transactions;

•	enter into secured financing arrangements;

•	enter into sale and leaseback transactions; and

•	enter into unrelated businesses.

These covenants may limit our ability to effectively operate our businesses. Any failure to comply with the restrictions of any agreement governing our other indebtedness may result in an event of default under those agreements.

Risks Related to Our Stock Ownership

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they:

•	authorize our board of directors, without stockholder approval, to issue up to 10,000,000 shares of undesignated preferred stock;

•	provide for a classified board of directors;

•	prohibit our stockholders from acting by written consent;

•	establish advance notice requirements for proposing matters to be approved by stockholders at stockholder meetings; and

•	prohibit stockholders from calling a special meeting of stockholders.

In addition, a merger or acquisition may trigger retention payments to certain executive employees under the terms of our Executive Severance and Retention Incentive Plan, thereby increasing the cost of such a transaction. As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Our stock price is volatile.

The price at which our common stock has traded since our May 2002 initial public offering has fluctuated significantly. The price may continue to be volatile due to a number of factors including the following, some of which are beyond our control:

•	variations in our operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•	announcements of developments affecting our business, systems or expansion plans by us or others;

•	competition, including the introduction of new competitors, their pricing strategies and services;

•	market volatility in general;

•	the level of demand for our stock, including the amount of short interest in our stock; and

•	the operating results of our competitors.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above their original purchase price.

Following certain periods of volatility in the market price of our securities, we became the subject of securities litigation. We may experience more such litigation following future periods of volatility. This type of litigation may result in substantial costs and a diversion of management’s attention and resources.

Financial forecasting by us and financial analysts who may publish estimates of our performance may differ materially from actual results.

Given the dynamic nature of our business, the current uncertain economic climate and the inherent limitations in predicting the future, forecasts of our revenues, gross margin, operating expenses, number of net additions and other financial and operating data may differ materially from actual results. Such discrepancies could cause a decline in the trading price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to statements regarding: our core strategy; international expansion plans; our operating result trends, including subscription and unique subscriber additions; revenue, contribution margins and operating margins; impacts arising from our service offering changes; liquidity; our content library investments; future contractual obligations; and tax accounting. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “potential,” “predict” and similar expressions are intended to identify forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included throughout this prospectus and particularly “Risk Factors” starting on page 4 and elsewhere in this prospectus. We caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus. All forward-looking statements included in this document are based on information available to us on the date hereof. Although we assume no obligation to revise or publicly release the results of any revision to any such forward-looking statement, except as may otherwise be required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting offering expenses payable by us of approximately $350,000, will be approximately $199.7 million.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. From time to time we evaluate potential acquisitions of or investment in businesses, technologies, or products that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

PRICE RANGE OF OUR COMMON STOCK

Our common stock trades on the NASDAQ Global Select Market under the symbol “NFLX.” The following table sets forth, for our fiscal quarters indicated, the high and low closing sales prices of our common stock, in each case as reported on the NASDAQ Global Select Market.

	High	Low
2009
First Quarter	$43.42	$29.54
Second Quarter	$49.61	$37.08
Third Quarter	$47.73	$38.70
Fourth Quarter	$61.13	$44.62
2010
First Quarter	$75.06	$49.13
Second Quarter	$126.81	$75.00
Third Quarter	$170.63	$98.02
Fourth Quarter	$205.90	$149.33
2011
First Quarter	$247.55	$177.99
Second Quarter	$273.70	$228.16
Third Quarter	$298.73	$113.19
Fourth Quarter (through November 21, 2011)	$123.24	$74.47

On November 21, 2011, the last reported sale price of our common stock was $74.47 per share. As of November 15, 2011, there were approximately 193 registered holders of record of our common stock. A substantially greater number of holders of our common stock are in “street name” or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase shares of our common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained in this prospectus or incorporated by reference herein. See the section entitled “Where You Can Find More Information” on page 32 of this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. The terms of the indenture governing our senior notes places certain restrictions on our ability to pay dividends.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation authorizes us to issue 160,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of September 30, 2011, there were 52,504,091 shares of our common stock outstanding.

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to our common stock. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of our preferred stock, as discussed below.

Preferred Stock

Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share. The undesignated shares of preferred stock will have powers, preferences, rights and qualifications, limitations and restrictions as shall be determined by our board of directors upon issuance of the preferred stock. Our right to issue shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

Anti-Takeover Provisions

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of the Company by means of a tender offer, or the acquisition of control of the Company by means of a proxy contest or otherwise more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law. We are subject to Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Other Provisions in Our Certificate of Incorporation. Our certificate of incorporation and bylaws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, our certificate of incorporation provides that stockholders may not take action by written consent without a meeting, but must take any action at a duly called annual or special meeting. This provision makes it more difficult for stockholders to take actions opposed by our board of directors.

Our certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence the board of directors’ decision regarding a takeover.

Under our certificate of incorporation, 10,000,000 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of the Company.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Transfer Agent and Registrar

Our transfer agent and registrar for common stock is Computershare.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, partnerships or other pass-through entities or partners or owners of such entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging, integration or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and certain recently enacted legislation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” because we are a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Recently Enacted Legislation affecting Taxation of Our Common Stock Held by or through Foreign Entities

Recently enacted legislation may impose withholding tax on certain types of payments made to “foreign financial institutions” (as specially defined for purposes of these rules) and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain transition rules, any obligation to withhold under the new legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2015. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds or a disposition of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Underwriter	Number of Shares
Morgan Stanley & Co. LLC	1,428,572
J.P. Morgan Securities LLC	1,428,571

Total	2,857,143

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us.

Per Share	$0
Total	$0

The estimated offering expenses payable by us are approximately $350,000.

In connection with the placement of the Convertible Notes, we have agreed to pay a customary advisory fee to Morgan Stanley & Co. LLC.

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “NFLX”.

We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security (i) outstanding on the date of this prospectus of which the underwriters have been advised in writing or (ii) under any of our equity incentive plans existing on the date of this prospectus or the grant of any option under these plans;

•

the grant or vesting of, or removal or lapse of restrictions on, restricted stock, restricted stock units, stock appreciation rights or other awards under any of our equity incentive plans existing on the date of the this prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the transfer of shares of common stock; provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act, regarding the establishment of such plan shall be required or shall be voluntarily made;

•

transfers of shares of common stock or any security convertible into common stock by our directors and executive officers (i)(a) as a bona fide gift, (b) to any trust, partnership or limited liability company for the direct or indirect benefit of the such director or executive officer or his or her immediate family, (c) to a wholly-owned subsidiary of, or to the direct or indirect members or partners of, the party subject to these restrictions, (d) by will or intestate, (e) to a nominee or custodian of a person or entity to whom a transfer would be permissible under (a)-(d) above or (iii) below, (ii) the surrender or forfeiture of shares to the company to satisfy tax withholding obligations upon exercise or vesting of stock options or awards or (iii) distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders of our directors and executive officers; provided that, in the case of any such transfer or distribution, each transferee agrees to be bound by the restrictions described above and no filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock is required or is voluntarily made during the restricted period;

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions; or

•	sales under trading plans established pursuant to Rule 10b5-1 under the Exchange Act in existence on the date of this prospectus.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California is representing the underwriters.

EXPERTS

The consolidated financial statements of Netflix, Inc. and subsidiaries as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. The following documents have been filed by the Company with the SEC and are incorporated herein by reference (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits):

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, including portions of our Proxy Statement for our 2011 Annual Meeting of Stockholders held on June 3, 2011 to the extent specifically incorporated by reference therein;

•	our Quarterly Reports on Form 10-Q, as amended, for the fiscal quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;

•	our Current Reports on Form 8-K, filed with the SEC on June 7, 2011 and November 21, 2011; and

•

the description of our common stock, par value $0.001 per share, contained in the Registration Statement on Form 8-A (file no. 000-49802) filed with the SEC on May 6, 2002, and any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; except as to any portion of any future annual or quarterly report to stockholders or document that is not deemed filed under such provisions. For the purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can request a copy of these filings at no cost, by writing or calling us at the following address:

Netflix, Inc.

100 Winchester Circle

Los Gatos, CA 95032

Attention: Corporate Secretary

(408) 540-3700

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy and documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.netflix.com and the investor relations section of our website is located at http://ir.netflix.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where such offer to sale of securities would be unlawful. You should not assume that the information in this prospectus, including any information incorporated by reference or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, is accurate as of any date other than their respective dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance that the contract or document has been filed or incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part or to a document incorporated by reference in the registration statement, we refer you to the copy so filed or incorporated by reference, each of those statements being qualified in all respects by this reference.